Balaton Power Inc.
19 East Fourth Avenue
Hutchinson, Kansas 67501

Phone: 620.662.3697	Toll Free: 1.800.239.5526	Fax: 620.662.6861

February 19, 2007

CORPORATE UPDATE

As a result of a review by the British Columbia Securities Commission, Balaton Power Inc. (the “Company”) provides the following News Release to update and clarify the Company’s previous disclosure with respect to its principal project, the proposed exploration and development of the Gandhamardan Bauxite deposit (the “Project”) located in the State of Orissa, India.

The Company has previously, through its news releases and management discussion and analysis (collectively the Company’s “Disclosure Record”), reported proven bauxite reserves associated with the Project. The Company retracts its previous disclosure of proven bauxite reserves which was not supported by the Company’s National Instrument 43-101 (“NI 43-101”) technical report prepared by Ernest A. Gallo dated April 8, 2003 as amended (the “Gallo Report”). The Company does not have any mineral reserves in the Project because it has not completed a current preliminary or full feasibility study demonstrating the technical and economic viability of the deposits. There is no guarantee that further work on the Project will result in the delineation of mineral reserves or prove the Project to be economically viable.

The Company does not have any current mineral resources established for the Project that comply with NI 43-101. The previous estimates are historical estimates, as defined in NI 43-101, and are based on a Russian system of resource classification. The Gallo Report documents three historic resource estimates completed by the two Indian Crown Corporations, Orissa Directorate of Mines (ODM) and Mineral Exploration Corp Ltd (MECL) in 1980 and 81. A total historic estimate of over 201.2 million tonnes averaging 46.4% Al2O3 was calculated. The Report documents the work completed by Indian geologists employed by federal and state government agencies that performed three conventional calculation techniques – average factor area of influence method, cross section method and isocline method. The resource is based on 462 drill holes at a minimum of 200 metre centres. Samples were taken at 1 metre intervals and analyzed for Al2O3, SiO2, Fe2O3, TiO2 and LOI and compiled with geology from drill logs and transposed to sections and plans for resource calculations. On three site visits Gallo verified the extent of the deposit, the location grid, drill hole locations and pits, and the presence of bauxite by personally collecting samples and delivering them to a certified Canadian Laboratory for analysis. The exploration/evaluation programs were conducted in a thorough, competent manner by knowledgeable capable persons but did not have a documented Quality Control and Quality Assurance program. The resources are in-situ geological resources and no mining constraints were considered. A combined cut-off grade of 40% Al2O3 and less than 5% SiO2 was used. The tonnage factor of 2 tonnes per cubic metre for bauxite was based on bulk density tests on pit and drill samples. The historic resource calculated by MECL is divided into the 4 Russian resource categories A, B, C1, and C2. MECL defines the Russian A Category reserves as considered to be 90% accurate, and therefore “…are suitable for mine planning”. Under the CIM’s Standards on Definition for Mineral Resources the Russian A Category would roughly compare as a measured mineral resource. MECL defines the Russian B Category resources as being “…sufficiently detailed to allow…broad outlining of the future mining activities and development of the deposit”. B Category resources were calculated in areas where technical data were less detailed than in A Category areas, and were deemed to be 70% accurate. Under the CIM standards, the Russian B Category would roughly compare as an indicated mineral resource. Russian C1 Category resources were estimated for areas where the bauxite was sufficiently explored to provide a “…rough estimation of the nature of mineralization, shape and structure of the ore body…” (ibid). Accuracy of the C1 resources is considered to be 50%. Russian C2 Category resources are estimated for irregular parts of the bauxite zone, where “…insufficient exploration data…do not permit proper evaluation of shape, quality, etc.” Under the CIM Standards, both the CI and C2 Categories, being 50% or less in accuracy, would roughly compare to an inferred mineral resources. The Russian resource categories are listed with their rough CIMM equivalent in the following table.

RESOURCE CATEGORY		Tonnage	Average Grade (%)
Russian	Rough CIMM Equivalent	(million tonnes)	Al2 O3	SiO2	Fe2 O3	TiO2	LOI
A	Measured	27.9	46.67	2.45	23.71	2.27	24.73
B	Indicated	45.8	46.85	2.61	22.96	2.5	24.51
C1 + C 2	Inferred	127.5	46.18	2.38	23.51e	2.51e	24.59e
Total		201.2	46.40	2.44	23.41e	2.47e	24.59e
					Note: e – estimated figure

MECL HISTORICAL RESOURCE ESTIMATE BY CATEGORY

This resource estimate was calculated prior to, the Canadian Institute of Mining and Metallurgy (CIM) Best Practices Guidelines for Estimation of Mineral Resources and Mineral Reserves and National Instrument 43-101 (NI 43-101) and were not performed to CIM standards. The company has obtained the original data but a qualified person has not done the work necessary to verify the classification of the resource and the company is not treating it as a NI 43-101 defined resource. It is a historic estimate that should not be relied upon. Moreover, there is no guarantee that further work will result in the delineation of the current mineral resources.

Previous proposed development of the Gandhamardan Bauxite deposit did not proceed because the mining practices at the time, were not accepted by the local community due to perceived environmental risks which the Company is working to address as part of its development of the Project.

Additionally, as previously reported by the Company in its October 3, 2002 news release and subsequent disclosure, the Company retracts certain unqualified statements. In particular, the Company retracts its assertions associated with the Project and with respect to the low cost of alumina production, existence of a required infrastructure, and the completion of feasibility work. In addition, the Company retracts the statement that historical results from the Project were thoroughly reviewed and acknowledged by a Canadian Geologist.

The Company also clarifies its Disclosure Record relating to future development plans with respect to the Project. The Project is being developed by the Company’s wholly owned subsidiary, Continental Resources (USA) Ltd. (“CRL”). CRL’s arrangement with respect to the Project was based on an agreement with Orissa Mining Corporation (“OMC”), which agreement has been revised by CRL and OMC. The revised agreement is currently pending approval by the Government of the State of Orissa, India. The pending agreement provides that CRL may form a consortium or joint venture in order to develop the Project. The purpose of such consortium or joint venture would be to secure adequate financing in order to develop the Project. Although the Company has been in negotiations with various potential partners, there is no assurance that a consortium will be established and/or adequate financing will be obtained in order to obtain necessary permits, clearances and approvals, in order to complete a feasibility study and ultimately, develop the Project.

Currently, the Company, through its subsidiary CRL is at a very preliminary stage in the development of the Project. CRL has established an office in Bhubaneswar, Orissa, India, which has been staffed since Q3, 2005. CRL staff includes consulting geologists and administrative personnel who have been engaged to compile all available technical information associated with the Project including the coalition of approximately 1400 maps from the area of the Project. The data being collated by CRL’s staff will assist CRL to develop the Project, and assist in the completion of a pre-feasibility and/or feasibility study to determine the feasibility and economics of the Project. Significant risks are associated with the development of the Project and the Company’s efforts to date can only be considered preliminary in nature. Many factors effect the development of the Project including the proximity of the Project to rail, roads, water, cost of energy and environmental concerns associated with the development of the Project. Based on a preliminary nature of the Company’s efforts, there can be no assurance that the Project will be feasible or economically viable.

As indicated above and mentioned in previous disclosures made by the Company, CRL has been in discussions with various major companies involved in the production of alumina/aluminum for the purpose of forming a consortium and/or a joint venture from the development of the Project which would include the funding of a feasibility study to determine the economic and technical viability of the Project. Representatives of the CRL have met with these various entities over the past two years and have held meetings in the United States, UK, Europe and India. These meetings have resulted in several proposals being made to CRL by these major companies for development of the Project. Currently, based on one of these proposals, CRL has entered into exclusive negotiations with a single entity for the purpose of entering into an agreement for conducting further development work on the Project which would include the undertaking of a feasibility study and subject to the completion of a positive feasibility study the potential development of an alumina/aluminum complex. These potential partners have restricted the Company’s disclosure with confidentiality agreements until an agreement is reached. Any agreement with a potential consortium or joint venture partner is subject to the review and approval of OMC and would be subject to the final approval of the revised agreement between CRL and OMC. There is no assurance that OMC or the Government of Orissa will approve CRL’s agreement with a potential consortium or joint venture partner or the revised agreement between CRL and OMC. There is significant risk to the Company and CRL in the development of the Project if they are unable to locate suitable consortium or joint venture partners, or if the Company is unable to enter into agreements with such partners for the development of the Project. At present the Company and CRL does not have the current financial ability to complete a feasibility study on the Project and if CRL is unable to enter into an agreement with a prospective partner on acceptable terms, there can be no assurance that the Company or CRL would be able to raise adequate financing to complete a feasibility study or to develop the Project beyond its current preliminary stage.

CRL’s efforts with respect to the Project to date are based upon the terms of an agreement with OMC which has been superseded and replaced by a further agreement between CRL and OMC. The terms of the agreement have been accepted by both CRL and OMC, however the agreement remains subject to the approval of the State Government of Orissa, India. As of the date of this News Release, the Orissa State Government has not authorized Orissa Mining Corporation to execute the final agreement. There can be no assurance the Orissa State Government will authorize OMC to sign the definitive agreement or sign the definitive agreement on the terms currently prescribed. In the event that OMC does not sign the agreement, the Company’s interest in the Project would be significantly adversely effected.

Ernest A. Gallo, B.Sc., P.Geo. is the Qualified Person who has reviewed and approved the technical information contained in this news release. As indicated above the compliant NI 43-101 Technical Report was prepared by Ernest A. Gallo who is a qualified person under NI 43-101. Mr. Gallo is independent; he is not an officer, director or shareholder of the Company. The original report prepared by Mr. Gallo dated April 3, 2003 as amended on January 19, 2007 and February 9, 2007 to define resource estimates of bauxite as being historical estimates the Gallo Report is available for review on www.sedar.com.

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS

“Michael Rosa”

Michael Rosa
Director

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Balaton’s general business development, research development and/or the Company’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements. Although Balaton Power Inc. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Balaton’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 10-K filed with the U.S. Securities and Exchange Commission and filings made with the British Columbia Securities Commission.